October 18, 2007

VIA EDGAR

Mr. Timothy A. Geishecker, Senior Counsel

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4651

100 F Street, N.E.

Washington, DC 20549

Re:	Standard Pacific Corp.
Definitive 14A
Filed on March 9, 2008
File No. 001-10959

Dear Mr. Geishecker:

Thank you for taking my call earlier today. Please allow this letter to memorialize Standard Pacific Corp.’s request to extend the due date of our response to your September 26, 2007 comment letter. As discussed, we will have our response to you no later than November 15, 2007. Thank you for granting this extension.

Should you have any questions for us prior to that date, please contact me at (949) 789-1649.

Very truly yours,

/s/ John P. Babel
John P. Babel
Vice President and Associate General Counsel